                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 _____________

                                  SCHEDULE 13D
                                 (RULE 13d-101)

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1)*

                              OAK TECHNOLOGY, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  COMMON STOCK
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                  671802 10 6
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                 DAVID D. TSANG
                            C/O OAK TECHNOLOGY, INC.
                                139 KIFER COURT
                          SUNNYVALE, CALIFORNIA 94086
                                 (408) 737-0888
--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                               NOVEMBER 13, 1998
         ------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ___.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

-----------------------                                  ---------------------
  CUSIP NO. 671802 10 6        SCHEDULE 13D                PAGE 2 OF 13 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      DAVID D. TSANG

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      PF, OO

------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
 5     ITEMS 2(d) or 2(e)

      [_]
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      UNITED STATES

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            3,390,949

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          -0-
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             3,390,949

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          -0-
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 11
      3,390,949

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [X]
12 The aggregate amount in Row 11 excludes an aggregate of 1,120,000 shares of Oak's Common Stock held of record by four trusts for the benefit of Mr. Tsang's children for which Mr. Tsang's brother and brother-in-law serve as trustees and in which Mr. Tsang disclaims beneficial ownership.

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      8.3%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      IN

------------------------------------------------------------------------------

                     *SEE INSTRUCTION BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

-----------------------                                  ---------------------
  CUSIP NO. 671802 10 6        SCHEDULE 13D                PAGE 3 OF 13 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      TA-LIN HSU

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      PF, AF, OO

------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
 5     ITEMS 2(d) or 2(e)

      [_]
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      UNITED STATES

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            120,520

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          -0-
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             120,520

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          -0-
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 11
      120,520

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [_] 12



------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
13
         0.3%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      IN

------------------------------------------------------------------------------

                     *SEE INSTRUCTION BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

-----------------------                                  ---------------------
  CUSIP NO. 671802 10 6        SCHEDULE 13D                PAGE 4 OF 13 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      ADVANCED SEMICONDUCTOR ENGINEERING, INC.

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      WC, OO

------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
 5     ITEMS 2(d) or 2(e)

      [_]
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      TAIWAN, REPUBLIC OF CHINA

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            42,200

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          -0-
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             42,200

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          -0-
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 11
      42,200

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [_] 12



------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
13
         0.1%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      CO

------------------------------------------------------------------------------

                     *SEE INSTRUCTION BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

-----------------------                                  ---------------------
  CUSIP NO. 671802 10 6        SCHEDULE 13D                PAGE 5 OF 13 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      ASIA PACIFIC GROWTH FUND II, L.P.

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      WC, OO

------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
 5     ITEMS 2(d) or 2(e)

      [_]
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      DELAWARE

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            -0-

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          -0-
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             -0-

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          -0-
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 11
      -0-

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [_] 12



------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      N/A

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      PN

------------------------------------------------------------------------------

                     *SEE INSTRUCTION BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

-----------------------                                  ---------------------
  CUSIP NO. 671802 10 6        SCHEDULE 13D                PAGE 6 OF 13 PAGES
-----------------------                                  ---------------------


                        AMENDMENT NO. 1 TO SCHEDULE 13D

          This Amendment No. 1 amends and restates the Schedule 13D dated November 17, 1998 (as so amended and restated, the "Statement") originally filed by David D. Tsang with respect to the Common Stock (the "Common Stock") of Oak Technology, Inc. ("Oak").

ITEM 1 - SECURITY AND ISSUER

          This statement on Schedule 13D relates to the Common Stock of Oak. The principal executive offices of Oak are located at 139 Kifer Court, Sunnyvale, CA 94086.

ITEM 2 - IDENTITY AND BACKGROUND

          This statement is filed by (a) David D. Tsang ("Mr. Tsang"), (b) Ta-lin Hsu ("Mr. Hsu"), (c) Advanced Semiconductor Engineering, Inc. ("ASE"), and
(d) Asia Pacific Growth Fund II, L.P. ("Asia Pacific").  The persons listed in
(a) through (d) above are collectively referred to herein as the "Reporting Persons" and information regarding each Reporting Person is set forth below.

          Mr. Tsang is an individual who's business address is 139 Kifer Court, Sunnyvale, California 94086. Mr. Tsang currently serves as Chief Executive Officer and Chairman of the Board of Directors of Oak. Mr. Tsang is a United States citizen.

          Mr. Hsu is an individual who's business address is One Bush Street, San Francisco, California 94104. Mr. Hsu currently serves as (i) Managing Director of Asia Pacific, (ii) General Partner of H&Q Asia Pacific II, LLC, the general partner of Asia Pacific, and (iii) Chairman of H&Q Asia Pacific, Ltd., the general partner of H&Q Asia Pacific II, LLC. Mr. Hsu also serves as a director of Oak. Mr. Hsu is a United States citizen.

          ASE is a company incorporated under the laws of Taiwan, Republic of China with its principal office at Rm. 1901, TWTC International Trade Building, 19F No. 333, Keelung Rd., Sec. 1, Taipei, Taiwan, Republic of China. The principal business of ASE is the assembly of integrated circuits. The directors and executive officers of ASE are as follows:

                                                                             Principal Occupation
Name (Citizenship)            Position                   Address                  (Business)
----------------------  ---------------------  ----------------------------  ---------------------
Jason Chang             Chairman and Director  Rm 1901, TWTC Int'l Trade     Same as Position
                                               Bldg., 19F No. 333, Keelung
                                               Rd., Sec. 1, Taipei, Taiwan
                                               R.O.C.

-----------------------                                  ---------------------
  CUSIP NO. 671802 10 6        SCHEDULE 13D                PAGE 7 OF 13 PAGES
-----------------------                                  ---------------------

                                                                             Principal Occupation
Name (Citizenship)            Position                   Address                  (Business)
----------------------  ---------------------  ----------------------------  ---------------------
Richard Chang           President and          Rm 1901, TWTC Int'l Trade     Same as Position
 (Taiwan, R.O.C.)       Director               Bldg., 19F No. 333, Keelung
                                               Rd., Sec. 1, Taipei, Taiwan
                                               R.O.C.

Chang Yao Hung-ying     Director               Rm 1901, TWTC Int'l Trade     Director, ASE Test
 (Taiwan, R.O.C.)                              Bldg., 19F No. 333, Keelung   Limited
                                               Rd., Sec. 1, Taipei, Taiwan
                                               R.O.C.

Chin Ko-Chien           General Manager and    Rm 1901, TWTC Int'l Trade     Same as Position
 (Taiwan, R.O.C.)       Director               Bldg., 19F No. 333, Keelung
                                               Rd., Sec. 1, Taipei, Taiwan
                                               R.O.C.

David Pan (Taiwan,      Director               Rm 1901, TWTC Int'l Trade     President, ASE Test
 R.O.C.)                                       Bldg., 19F No. 333, Keelung   Limited
                                               Rd., Sec. 1, Taipei, Taiwan
                                               R.O.C.

Walt De Lauder          Director               Rm 1901, TWTC Int'l Trade     General Manager, ASE
(United States)                                Bldg., 19F No. 333, Keelung   Test Limited -
                                               Rd., Sec. 1, Taipei, Taiwan   Malasia
                                               R.O.C.

Joseph Tung             Chief Financial        Rm 1901, TWTC Int'l Trade     Same as Position
(Taiwan, R.O.C.)        Officer and Director   Bldg., 19F No. 333, Keelung
                                               Rd., Sec. 1, Taipei, Taiwan
                                               R.O.C.

Feng Mei-Jean (United   Director               Rm 1901, TWTC Int'l Trade     Same as Position
 States)                                       Bldg., 19F No. 333, Keelung
                                               Rd., Sec. 1, Taipei, Taiwan
                                               R.O.C.

John Ho (Taiwan,        Director               Rm 1901, TWTC Int'l Trade     Vice President, ASE
 R.O.C.)                                       Bldg., 19F No. 333, Keelung   Test Limited
                                               Rd., Sec. 1, Taipei, Taiwan
                                               R.O.C.

Roger Chang (United     General Manager and    Rm 1901, TWTC Int'l Trade     Same as Position
 States)                Director               Bldg., 19F No. 333, Keelung
                                               Rd., Sec. 1, Taipei, Taiwan
                                               R.O.C.

Alan Cheng (United      Director               Rm 1901, TWTC Int'l Trade     Chairman, Hung Ching
 States)                                       Bldg., 19F No. 333, Keelung   Construction Co. Ltd.
                                               Rd., Sec. 1, Taipei, Taiwan
                                               R.O.C.

Raymond Lo (Taiwan,     Vice President,        Rm 1901, TWTC Int'l Trade     Same as Position
 R.O.C.)                Operations and         Bldg., 19F No. 333, Keelung
                        Director               Rd., Sec. 1, Taipei, Taiwan
                                               R.O.C.

-----------------------                                  ---------------------
  CUSIP NO. 671802 10 6        SCHEDULE 13D                PAGE 8 OF 13 PAGES
-----------------------                                  ---------------------

          Asia Pacific is a Delaware Limited Partnership formed to make venture capital investments. Its principal office is at One Bush Street, San Francisco, California 94104. Asia Pacific's General Partner is H&Q Asia Pacific II, LLC, which is described below.

          H&Q Asia Pacific II, LLC is a Delaware limited liability company formed to serve as the General Partner of Asia Pacific (described above). Its principal office is at One Bush Street, San Francisco, California 94104. Its three member-managers are Ta-lin Hsu (described above), H&Q Asia Pacific, Ltd. (described below) and Hambrecht & Quist California (described below).

          H&Q Asia Pacific, Ltd. is a British Virgin Islands company with its principal office at One Bush Street, San Francisco, California 94104. H&Q Asia Pacific, Ltd. is privately held by its management, including Ta-lin Hsu, and Hambrecht & Quist Group (described below). H&Q Asia Pacific, Ltd. is a holding company established to own and operate private equity fund management companies. Its directors and executive officers are as follows:

                                                                             Principal Occupation
Name (Citizenship)      Position                Address                      (Business)
------------------      ----------------        -------------------          -------------------
Ta-lin Hsu               Director, Chairman      One Bush Street              Same as Position
(United States)          and Chief Executive     San Francisco, CA
                         Officer                 94104

William Seymour          Director and            One Bush Street              Same as Position
(United Kingdom)         Chief Financial         San Francisco, CA
                         Officer                 94104

          Hambrecht & Quist California ("H&Q California"), wholly owned by Hambrecht & Quist Group (described below), is a California corporation with its principal office at One Bush Street, San Francisco, California 94104. In addition to being engaged, through its subsidiary Hambrecht & Quist LLC, in the investment banking and broker-dealer businesses, H&Q California, directly and through associated entities, is engaged in the venture capital and money management businesses. The directors and officers of H&Q California are as follows:

                                                                             Principal Occupation
Name (Citizenship)      Position                Address                      (Business)
------------------      ----------------        -------------------          -------------------
Daniel H. Case III      Director, Chairman      One Bush Street              Same as Position
 (United States)        and Chief Executive     San Francisco, CA
                        Officer                 94104

Howard B. Hillman       Director                c/o Hambrecht & Quist        President of
 (United States)                                One Bush Street              Auto-Trol Technology
                                                San Francisco, CA            Corp.
                                                94104

William E. Mayer        Director                c/o Hambrecht & Quist        Founder,
 (United States)                                One Bush Street              Development Capital
                                                San Francisco, CA
                                                94104

William J. Perry        Director                c/o Hambrecht & Quist        Professor,
 (United States)                                One Bush Street              Stanford University
                                                San Francisco, CA
                                                94104

Edmund H. Shea, Jr.     Director                c/o Hambrecht & Quist        Vice President of
 (United States)                                One Bush Street              J.F. Shea Co., Inc.
                                                San Francisco, CA            (construction and
                                                94104                        venture capital)


-----------------------                                  ---------------------
  CUSIP NO. 671802 10 6        SCHEDULE 13D                PAGE 9 OF 13 PAGES
-----------------------                                  ---------------------

                                                                             Principal Occupation
Name (Citizenship)      Position                Address                      (Business)
------------------      ----------------        -------------------          -------------------
William R. Timken       Director and Vice       One Bush Street              Same as Position
 (United States)        Chairman                San Francisco, CA
                                                94104

Patrick J. Allen        Chief Financial         One Bush Street              Same as Position
 (United States)        Officer                 San Francisco, CA
                                                94104

Steven N. Machtinger    General Counsel and     One Bush Street              Same as Position
 (United States)        Secretary               San Francisco, CA
                                                94104


          Hambrecht & Quist Group ("H&Q Group") is a publicly-held Delaware corporation with its principal office at One Bush Street, San Francisco, California 94104. In addition to being engaged, through its indirect subsidiary Hambrecht & Quist LLC, in the investment banking and broker-dealer businesses, H&Q Group, directly and through associated entities, is engaged in the venture capital and money management businesses. The directors and officers of H&Q Group are as follows:

                                                                             Principal Occupation
Name (Citizenship)      Position                Address                      (Business)
------------------      ----------------        -------------------          -------------------
Daniel H. Case III      Director, Chairman       One Bush Street          Same as Position
 (United States)        and Chief Executive      San Francisco, CA
                        Officer                  94104


William R. Timken       Director, Vice Chairman  One Bush Street          Same as Position
 (United States)                                 San Francisco, CA
                                                 94104

Howard B. Hillman       Director                 c/o Hambrecht & Quist    President, Auto-Trol
 (United States)                                 One Bush Street          Technology Corp.
                                                 San Francisco, CA
                                                 94104

William E. Mayer        Director                 c/o Hambrecht & Quist    Founder, Development
 (United States)                                 One Bush Street          Capital LLC
                                                 San Francisco, CA
                                                 94104

William J. Perry        Director                 c/o Hambrecht & Quist    Professor, Stanford
 (United States)                                 One Bush Street          University
                                                 San Francisco, CA
                                                 94104

Edmund H. Shea, Jr.     Director                 c/o Hambrecht & Quist    Vice President, J.F.
                                                 One Bush Street          Shea Co., Inc.
                                                 San Francisco, CA        (construction and
                                                 94104                    venture capital)


-----------------------                                  ---------------------
 CUSIP NO. 671802 10 6         SCHEDULE 13D               PAGE 10 OF 13 PAGES
-----------------------                                  ---------------------

                                                                             Principal Occupation
Name (Citizenship)      Position                Address                      (Business)
------------------      ----------------        -------------------          -------------------
Patrick J. Allen        Chief Financial Officer  One Bush Street          Same as Position
                                                 San Francisco, CA
                                                 94104
Steven N. Machtinger    General Counsel and      One Bush Street          Same as Position
                        Secretary                San Francisco, CA
                                                 94104


          To the best knowledge of the Reporting Persons, during the last five years none of the Reporting Persons or their officers, directors or contolling persons has (a) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (b) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3 - SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

          All previously reported prior acquisitions of Common Stock by Mr. Tsang have been made using personal funds.

          All prior acquisitions of Common Stock by Mr. Hsu have been made using personal funds.

          All prior acquisitions of Common Stock by ASE have been made using funds of an affiliate of ASE.

          With respect to the transaction described in Item 4, the source of funds to be used has not been determined and may include loans or equity investments made by individuals or entities.

ITEM 4 - PURPOSE OF TRANSACTION

          On November 13, 1998, the Reporting Persons made a proposal (the "Proposal") to the Board of Directors of Oak (the "Board of Directors") to acquire, through an entity formed by the Reporting Persons, all of the shares of Common Stock of Oak not currently owned by them. Each holder (other than the Reporting Persons) would receive $4.50 in cash for each share of Common Stock. If the transaction is consummated, the Common Stock would be delisted from the Nasdaq Stock Market.

          The Reporting Persons expressly reserve the right to modify or withdraw the Proposal, and do not have any obligation to Oak or its stockholders with respect to the Proposal prior to the execution and delivery of a definitive acquisition agreement.

          On November 18, 1998, Oak issued a press release in which it confirmed receipt of the Proposal letter from Mr. Tsang. In that press release Oak indicated that a meeting of the company's board of directors to consider the Proposal would be convened later in that week. A copy of the November 18 press release is attached hereto as Exhibit 3.

          Oak issued a further press release regarding the Proposal on November 23, 1998, in which it disclosed, among other things, that a Special Committee of the Board of Directors had been formed to consider the Proposal. The Special Committee is to consist of Timothy Tomlinson and Young K. Sohn, both current directors of Oak. In addition to evaluating the Proposal, the Special Committee was authorized to consider any other proposals that may be submitted as well as other alternatives to preserve and/or enhance stockholder value that it deems appropriate in the exercise of its fiduciary duties, including continued stand-alone operation by Oak and restructuring of the company's operations. A copy of the November 23 press release is attached hereto as Exhibit 4.

ITEM 5 - INTEREST IN SECURITIES OF THE ISSUER

          (a) The following sets forth information regarding the ownership of shares of Common Stock by the persons named in Item 2:

-----------------------                                  ---------------------
 CUSIP NO. 671802 10 6         SCHEDULE 13D               PAGE 11 OF 13 PAGES
-----------------------                                  ---------------------

    Mr. Tsang beneficially owns 3,390,949 shares of Common Stock. Such shares represent approximately 8.3% of the outstanding shares of Common Stock of Oak. Of such shares, 28,000 may be aquired within 60 days of this date pursuant to employee stock options held by Mr. Tsang.

    Mr. Hsu beneficially owns 120,520 shares of Common Stock. Such shares represent less than 1% of the outstanding shares of Common Stock of Oak.
Of such shares, 10,520 may be acquired within 60 days of this date pursuant to director stock options held by Mr. Hsu.

    ASE beneficially owns 42,200 shares of Common Stock. Such shares represent less than 1% of the outstanding shares of Common Stock of Oak.

    (b) The following sets forth information regarding the voting and dispositive power over the shares of Common Stock of Oak held by the persons listed in (a) above:

    Number of shares as to which Mr. Tsang has:
        (i)   sole power to vote or to direct the vote:           3,390,949
        (ii)  shared power to vote or direct the vote:            -0-
        (iii) sole power to dispose or direct the disposition:    3,390,949
        (iv)  shared power to dispose or direct the disposition:  -0-

    Number of shares as to which Mr. Hsu has:
        (i)   sole power to vote or to direct the vote:           120,520
        (ii)  shared power to vote or direct the vote:            -0-
        (iii) sole power to dispose or direct the disposition:    120,520
        (iv)  shared power to dispose or direct the disposition:  -0-

    Number of shares as to which ASE has:
        (i)   sole power to vote or to direct the vote:           42,200
        (ii)  shared power to vote or direct the vote:            -0-
        (iii) sole power to dispose or direct the disposition:    42,400
        (iv)  shared power to dispose or direct the disposition:  -0-

    Number of shares as to which Asia Pacific has:
        (i)   sole power to vote or to direct the vote:           -0-
        (ii)  shared power to vote or direct the vote:            -0-
        (iii) sole power to dispose or direct the disposition:    -0-
        (iv)  shared power to dispose or direct the disposition:  -0-

    (c) During the past 60 days, the Reporting Persons and their directors, officers and controlling persons did not effect any transactions in the Common Stock of Oak.

    (d)  Not applicable.

    (e)  Not applicable.

ITEM 6 - CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

    Not applicable.

-----------------------                                  ---------------------
 CUSIP NO. 671802 10 6         SCHEDULE 13D               PAGE 12 OF 13 PAGES
-----------------------                                  ---------------------

ITEM 7 - MATERIAL TO BE FILED AS EXHIBITS

          The following documents are included in this Statement as Exhibits hereto:

          1.  Letter, dated November 13, 1998, from David D. Tsang to Oak.*

          2.  Joint Filing Statement.

          3.  Press Release, issued by Oak, dated November 18, 1998.

          4.  Press Release, issued by Oak, dated November 23, 1998.

          ------------
          * Filed with original Statement on November 17, 1998.

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 CUSIP NO. 671802 10 6         SCHEDULE 13D               PAGE 13 OF 13 PAGES
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SIGNATURE

     After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


Dated:  November 24, 1998

                                    DAVID D. TSANG

                                    /s/ DAVID D. TSANG
                                    -------------------------------
                                    David D. Tsang

                                    TA-LIN HSU

                                    /s/ TA-LIN HSU
                                    -------------------------------
                                    Ta-lin Hsu

                                    ADVANCED SEMICONDUCTOR
                                    ENGINEERING, INC.

                                    /s/ JASON C.S. CHANG
                                    -------------------------------
                                    Chairman

                                    ASIA PACIFIC GROWTH FUND II, L.P.
                                    By:  H&Q ASIA PACIFIC II, LLC, General
                                       Partner

                                    /s/ TA-LIN HSU
                                    -------------------------------
                                    Managing Member

                                 EXHIBIT INDEX
                                 -------------


Exhibit               Description
-------               -----------

1 Letter, dated November 13, 1998 from David D. Tsang to the Company.*


2                     Joint Filing Statement.


3                     Press Release dated November 18, 1998.


4                     Press Release dated November 23, 1998.

*  Filed with original Statement on November 17, 1998.